12012663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 7 2012
WASH., D.C.
196

SEC FILE NUMBER
8- 66195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Liberty Ave.
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Grant St. Suite 52 (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Investments LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2014
Member, Pennsylvania Association of Notaries

Charlene Wilson
Signature

Chief Financial Officer
Title

Joy A. Damico
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Investments LLC and Subsidiary

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
Consolidated Statement of Financial Condition as of December 31, 2011

PNC Investments LLC and Subsidiary
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Member and Board of Managers of
PNC Investments LLC and subsidiary

In our opinion, the accompanying consolidated statement of financial position presents fairly, in all material respects, the financial position of PNC Investments LLC and subsidiary ("the Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America; which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall the consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
March 6, 2012

PNC Investments LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2011

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	141,734
Deposits with clearing organizations		15,050
Receivables from brokers, dealers and others		9,676
Mutual fund fees receivable		2,813
Income tax receivable		4,510
Prepaid expense and other assets		5,760
Property and equipment at cost (net of accumulated depreciation of $13,994)		4,064
Deferred tax asset		8,784
Intangible asset		1,950
Total assets	$	194,341
Liabilities and Member's Equity		
Liabilities		
Accrued employee salaries and benefits	$	24,683
Payables to affiliates		5,749
Other liabilities		6,244
Deferred revenue		25,141
Total liabilities		61,817
Member's equity		132,524
Total liabilities and member's equity	$	194,341

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

PNC Investments LLC (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment firm, which provides one-on-one advice about stocks, bonds, options, retirement plans, mutual funds, trust and estate planning, annuities and investment advisory services. The statements reflect the consolidated position of the Company, which includes PNC Insurance Services LLC, which is a wholly owned subsidiary of the Company. At December 31, 2011, PNC Insurance Services LLC had total assets of $17.7 million, total liabilities of $2.1 million and member's equity of $15.6 million.

On December 31, 2008, PNC purchased National City Corporation ("National City").

2. Significant Accounting Policies

Basis of Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents, which includes money market funds, are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Deposits With Clearing Organizations
Deposits with clearing organizations represents cash held at clearing firms as required by the clearing agreements. These deposits cannot be used in the ordinary operations of the business.

Depreciation and Amortization
Property and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1–5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Intangible Asset
The Company recorded an intangible asset in connection with the merger of National City Insurance Group ("NCIG") which occurred in 2010. The asset has estimated economic life of four years. Note 8 contains additional information regarding this intangible asset.

Revenue Recognition
Customers' annuity transactions are reported on a settlement date basis including the related commission revenues. Mutual fund fees include revenues from fees for promoting and distributing mutual funds ("12b-1 fees") and are accrued quarterly with cash being received in the subsequent quarter. The 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregated net fund sales, and are affected by changes in the overall level and mix of assets under management. Asset management fees are deferred and recognized as revenue in the period earned. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses of the Company recorded on a settlement date basis. Insurance service fees include revenue on the sale of insurance products, the majority of which are recognized immediately. The difference between settlement date commission revenue and trade date commission revenue is not material.

Income Taxes
The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return. The Company follows the assets and liabilities method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of specific assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

Revisions to Financial Statement Presentation
In 2011, the Company determined that the accounting for pension and other post-retirement benefits ("OPEB") has been incorrectly applied in prior years and changed its accounting from a "single employer plan" approach to a "multiemployer plan" approach since the Company's employees participate in PNC's plans. The Company has assessed the materiality of this error and has concluded that the previously issued financial statements are not materially misstated. The Company has corrected the immaterial misstatement by revising the prior period balances (as reported in these 2011 consolidated financial statements) by increasing opening accumulated other comprehensive income by $5.3 million. This revision did not impact the net income or the statement of cash flows for any period. The related amounts impacted by the revision, although not reflected in these 2011 consolidated financial statements as they are not comparative, was a reduction of accrued employee salaries and benefits by $8.4 million and deferred tax assets by $3.1 million.

Also in 2011, the Company determined that the December 31, 2010 amounts on deposit with clearing organizations, amounting to $25 million, had been misclassified as cash and cash equivalents. The Company has assessed the materiality of this error and has concluded that the previously issued financial statements are not materially misstated.

3. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternate method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2011, the Company had net capital of approximately $87.6 million on an unconsolidated basis, which was approximately $87.3 million in excess of its required net capital.

Additionally, the Company operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company does not hold customer funds or safekeep customer securities. The Company introduces and clears its customers' transactions on a fully disclosed basis.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

4. Income Taxes

Significant components of the Company's net deferred tax asset are as follows:

(in thousands of dollars)

Employee benefits	$	3,813
Compensation		(123)
Intangibles		4,855
Other		239
Total deferred tax assets	$	8,784

At December 31, 2011, the Company did not have any amounts relating to uncertain tax benefits.

Examinations are complete for PNC's consolidated federal income tax returns through 2006 having no outstanding unresolved issues. The Internal Revenue Service (IRS) is currently examining PNC's 2007 and 2008 returns. National City's consolidated federal income tax returns through 2007 have been audited by the IRS. Certain adjustments remain under review by the IRS Appeals division for years 2003 through 2007. The IRS is currently examining National City's 2008 return.

5. Related-party Transactions

Cash and cash equivalents as of December 31, 2011 include cash on deposit with the Parent of approximately $4.2 million and $137.0 million invested in a money market mutual fund with an affiliate, BlackRock. These funds are carried at fair value.

The Company utilizes the variable rate bond remarketing services of an affiliate, PNC Capital Markets LLC ("PNCCM"), a wholly owned subsidiary of PNC Holding LLC, which is a wholly owned subsidiary of PNC, and is a registered broker dealer.

The Company also utilizes the Retail Trading Desk services of PNCCM to provide a list of securities that PNCCM has available that may be of interest to the customers of the Company. As of December 31, 2011, the Company had a payable to PNCCM of approximately $705,000 which is reflected in payables to affiliates on the consolidated statement of financial condition.

The Company utilizes Parent employees to generate annuity sales and reimburses the Parent for expenses associated with this activity on a monthly basis. At December 31, 2011, the Company had a payable due to the Parent of $35,000, which is reflected in payables to affiliates on the consolidated statement of financial condition.

The Company pays a monthly fee to PNC for certain occupancy costs, overhead and administrative services.

6. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009 are frozen at their level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. Participants at December 31, 2009 earn interest based on 30-year Treasury securities with a minimum rate, while new participants on or after January 1, 2010 are not subject to the minimum rate. Pension expense is allocated by PNC to the Company based upon an actuarially determined expense which includes service and interest costs related to participants of the Company.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense which includes service and interest costs related to participants of the Company. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension and OPEB plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits using the multiemployer accounting

model and related disclosures made in accordance with ASU 2011-09. As of December 31, 2011, assets of the PNC defined benefit pension plan were $3,805 million and the projected benefit obligation was $4,188 million. Consolidated disclosures about the pension and OPEB plans of PNC, including funded status, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 14 of the PNC 2011 Annual Report.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company recognizes compensation expense for awards issued under these plans in accordance with the fair value recognition provisions of ASC 718 Compensation – Stock Compensation.

7. Litigation

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. As of December 31, 2011, the aggregate accrual for all legal proceedings that met the standard for establishing such an accrual was approximately $1.5 million, which is included in other liabilities on the consolidated statement of financial condition.

When we are able to do so, we also determine estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings ("Disclosed Matters," which are those matters disclosed in this Note). For Disclosed Matters, as of December 31, 2011, we estimate that it is reasonably possible that we could incur losses in an aggregate amount of up to approximately $185 million. The estimates included in this amount are based on our analysis of currently available information and are subject to significant judgment and a variety of assumptions and uncertainties. As new information is obtained we may change our estimates.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount. The estimated aggregate amount also does not reflect any of our exposure to matters not disclosed.

In our experience, legal proceedings are inherently unpredictable. In many legal proceedings, various factors exacerbate this inherent unpredictability, including, among others, one or more of the following: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the plaintiff is seeking relief other than or in addition to compensatory damages; the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are a large number of parties named as defendants (including where it is uncertain how liability, if any, will be shared among multiple defendants). As a result, we may not always be able to estimate possible losses or ranges of possible losses for every matter that we disclose.

We include in some of the descriptions of individual Disclosed Matters certain quantitative information related to the plaintiff's claim against us alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

FHLB

In October 2010, the Federal Home Loan Bank of Chicago brought a lawsuit in the Circuit Court of Cook County, Illinois, against numerous financial companies, including PNC as successor in interest to National City, and the Company, as successor in interest to NatCity Investments, Inc. ("NatCity") (*Federal Home Loan Bank of Chicago v. Bank of America Funding Corp., et al.* (Case No. 10CH45033)). The complaint alleges that the defendants have liability to the Federal Home Loan Bank of Chicago in a variety of capacities (in the case of the National City entities, as underwriters) under Illinois state securities law and common law in connection with the alleged purchase of private-label mortgage-backed securities by the Federal Home Loan Bank. According to the complaint, the Federal Home Loan Bank purchased approximately $3.3 billion in mortgage-backed securities in total in transactions addressed by the complaint, approximately $345 million of which was allegedly in transactions involving the National City entities. The complaint alleges misrepresentations and omissions in connection with the sales of the mortgage-backed securities in question. In its complaint, the Federal Home Loan Bank seeks, among other things, rescission, unspecified damages, interest, and attorneys' fees. In November 2010, the defendants removed the case to the United States District Court for the Northern District of Illinois. In January 2011, the district court remanded the case to the Circuit Court of Cook County. The plaintiff amended its complaint in March 2011 and filed a corrected amended complaint in April 2011. The corrected amended complaint does not identify any additional transaction for which the plaintiff seeks recovery from PNC nor does it add any additional substantive allegations. In May 2011, the defendants filed a motion to dismiss the corrected amended complaint. The court has not yet ruled on this motion.

Fulton

In 2009, Fulton Financial Advisors, N.A. filed lawsuits against PNCCM and NatCity (now the Company) in the Court of Common Pleas of Lancaster County, Pennsylvania arising out of Fulton's purchase of auction rate certificates (ARCs) through PNCCM and NatCity. Each of the lawsuits alleges violations of the Pennsylvania Securities Act, negligent misrepresentation, negligence, breach of fiduciary duty, common law fraud, and aiding and abetting common law fraud in connection with the purchase of the ARCs by Fulton. Specifically, Fulton alleges that, as a result of the decline of financial markets in 2007 and 2008, the market for ARCs became illiquid; that PNC and NatCity knew or should have known of the increasing threat of the ARC market becoming illiquid; and that PNCCM and NatCity did not inform Fulton of this increasing threat, but allowed Fulton to continue to purchase ARCs, to Fulton's detriment. In its complaints, Fulton alleges that it then held ARCs purchased through PNC for a price of more than $123 million and purchased through NatCity for a price of more than $175 million. In each complaint, Fulton seeks, among other things, unspecified actual and punitive damages, rescission, attorneys' fees and interest.

In the case against PNCCM (*Fulton Financial Advisors, N.A. v. PNC Capital Markets, LLC* (CI 09-10838)), PNCCM filed preliminary objections to Fulton's complaint, which were denied. NatCity removed the case against it to the United States District Court for the Eastern District of Pennsylvania (*Fulton Financial Advisors, N.A. v. NatCity Investments, Inc.* (No. 5:09-cv-04855)),

and in November 2009 filed a motion to dismiss the complaint. The court has not yet ruled on this motion.

Frederick

The Company, together with several other financial companies, is a respondent in an arbitration (*Frederick, et al. v. Rickel & Associates, Inc., et al* (D.R. No. 10-02349) currently pending before FINRA. This matter was originally filed in 2009 as a lawsuit in the Superior Court of New Jersey, Chancery Division: Morris County. In 2009, after consolidating this lawsuit with other similar lawsuits pending against some or all of the same defendants, the court ordered the matter to proceed as a FINRA arbitration.

In their original complaint and subsequent statement of claim in the arbitration proceeding, the claimants allege, as relevant to the Company, that Maxwell Smith, a former broker and registered representative at firms including the Company and some of the other respondent firms, defrauded them out of more than $9 million by convincing them to invest in a fictitious entity called Healthcare Financial Partnership, of which $1.1 million was lost between January 2004 and January 2005 while Smith was an employee of the Company. The claimants allege that an additional $2.7 million was lost through investment in Healthcare Financial Partnership during Smith's employment by J.J.B. Hilliard W.L. Lyons, Inc. ("Hilliard Lyons"), from December 1999 through December 2003. During this time, Hilliard Lyons was a wholly-owned subsidiary of PNC.

One of the original defendants in the lawsuit, Merrill Lynch (the funds allegedly at issue in this matter having been deposited into Smith's account at Merrill Lynch), was granted a motion to dismiss the claims against it for failure to state a claim by the court at the same time as it ordered the remaining claims to arbitration. The other defendants (now respondents in the arbitration) brought third party claims against Merrill Lynch in the arbitration proceedings. On Merrill Lynch's motion, the court then enjoined arbitration of these third party claims against Merrill Lynch. The defendant-respondents have appealed this ruling to the New Jersey Superior Court – Appellate Division. This appeal is still pending.

Knauf

In 2010, Knauf Insulation GmbH sued NatCity (now the Company) and one of its employees (*Knauf Insulation GmbH v. NatCity Investments, Inc., et al.* (No. 49D12-1102-CT-6739)), in the Superior Court of Shelby County, Indiana. The lawsuit has subsequently been transferred to the Superior Court of Marion County, Indiana. The plaintiff alleges that it purchased auction rate securities (ARS) from NatCity, of which it currently holds approximately $8.0 million, that NatCity misrepresented the liquidity of the investment and that NatCity failed to inform Knauf of the possibility of the failure of the ARS markets. After the court granted in part and denied in part NatCity's motion to dismiss, claims remain pending against NatCity for violations of the Indiana Securities Act, negligent misrepresentation and breach of fiduciary duty. The complaint seeks unspecified actual and punitive damages, rescission, attorneys' fees and interest. The court has set trial for the spring of 2013.

Regulatory and Governmental Matters

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business, in some cases as part of reviews of specified activities at multiple industry participants. Over the last few years, we have experienced an increase in regulatory and governmental investigations, audits and other inquiries. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in

remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

Other

In addition to the matters described above, the Company and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. We do not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on our financial position. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on our results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

8. Intangible Asset

On December 31, 2008, PNC purchased National City. A portion of the purchase price was attributable to finite lived intangible asset related to NCIG. The amount was recognized by the Company as a result of the merger of NCIG into the Company in 2010. The intangible asset relates to customer based intangibles. The remaining unamortized balance at December 31, 2011 was approximately $2.0 million. This balance will be amortized straight line through the end of the economic life of the intangible, which extends through the end of 2013.

9. Conversion Credit

During 2010, the Company signed a clearing agreement with National Financial Services LLC ("NFS" or "Clearing Agent"). As part of the contract, NFS agreed to provide the Company with $30 million ("Conversion Credit") to assist the Company with conversion and operational expenses incurred by the Company related to the conversion to the NFS clearing platform of accounts previously serviced by three other clearing firms, namely: J.J.B. Hilliard, W.L. Lyons Inc, Pershing LLC, and First Clearing, LLC. During 2011, the Company completed the conversion to NFS from the previous three clearing agents.

The Company is recognizing the conversion credit on a straight line basis over the life of the contract. As of December 31, 2011 the Company had deferred revenue, related to the conversion credit, of approximately $25.1 million which is included in deferred revenue on the consolidated statement of financial condition.

10. Commitments and Contingencies

The Company leases certain facilities and various types of equipment under noncancelable leases.

At December 31, 2011, future minimum rentals under these lease agreements are as follows:

(in thousands of dollars)		**Minimum Rental**
2012	$	214
2013		218
2014		176
2015		-
	$	608

The Company utilizes the correspondent services of NFS. The services include, but are not limited to; trade execution, generation, preparation, and mailing of customers' trade confirmations and account statements; settling transactions in securities between the Company and other brokers and dealers; cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and carrying customer account balances and positions on the Clearing Agent's books, records and balance sheet. The Company utilizes the correspondent services of the Clearing Agent to settle transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the Clearing Agent for any loss, liability, cost, or expense incurred by the Clearing Agent as a result of the failure of any customer of the Company introduced to the Clearing Agent to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. As of December 31, 2011, the Company had recorded a revenue receivable on a settlement date basis from the Clearing Agent of approximately $4.9 million which is included in receivables from brokers and dealers on the consolidated statement of financial condition.

11. Property and Equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight line method over the estimated useful lives of the related assets, which range from one to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment at December 31, 2011 consisted of:
(in thousands of dollars)

Leasehold and other improvements	$	588
Furniture		6,384
Equipment		5,755
Jobs in process		1,811
Software		3,520
		18,058
Less: Accumulated depreciation		13,994
Net property and equipment	$	4,064

12. Recent Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-09 Compensation – Retirement Benefits-Multiemployer Plans (Subtopic 715-80). This ASU requires enhanced disclosures in the annual financial statements of employers that participate in multiemployer pension plans and multiemployer other postretirement benefit plans. Under the new guidance, employers will need to explain the general nature of the pension plans and their participation in the plans, including how the plans are different from single employer plans. ASU 2011-09 is effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments should be applied retrospectively for all prior periods presented. As discussed in Note 6, the PNC defined benefit pension and OPEB plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits using the multiemployer accounting model and related disclosures made in accordance with ASU 2011-09 as of December 31, 2011.